Exhibit 99.1

CI Financial to Acquire Gofen and Glossberg, a US$7.5-Billion Chicago-Based RIA Serving High-Net-Worth Families

Acquisition increases CI’s U.S. assets to US$95 billion and deepens its Chicago presence

MIAMI & TORONTO & CHICAGO--(BUSINESS WIRE)--November 10, 2021--CI Financial Corp. (“CI”) (TSX:CIX; NYSE:CIXX) and Gofen and Glossberg, LLC (“Gofen”) today announced an agreement under which CI will acquire Gofen, a US$7.5-billion wealth and investment management firm that offers customized investment solutions and tailored planning solutions to primarily high-net-worth families.

“Gofen is an exemplary wealth and investment management firm that has delivered remarkable service since its founding in 1932,” said Kurt MacAlpine, CI Chief Executive Officer. “Gofen’s committed team, tenured client relationships and attention to customization highlight their desire to go above and beyond. This is exactly the type of firm CI looks to add to its growing CI Private Wealth group.”

Throughout its long history, Gofen has excelled at delivering white-glove-level investment and financial planning services. The firm’s customized approach to building specific portfolios for each client has resulted in long-tenured clients. By combining this individualized approach with in-depth investment research, Gofen has developed an outstanding wealth and investment management practice, led by the firm's executive committee of James Borovsky, Charles Gofen, Peter Kupferberg and Michael Stelmacki. Gofen is also ranked on both the Barron’s 2021 list of Top 100 RIA Firms in the United States and the CNBC Financial Advisor 100 list.

“As a firm with a history of 90 years, the decision to join with CI was not taken lightly,” remarked Peter Kupferberg, a Gofen Principal. “However, we could not be more confident in this partnership, given the shared cultural and strategic vision of our firms. We are excited to join CI and eager to work together to extend and enhance the high level of service that helped build our reputation.”

“In CI Private Wealth, CI has built an impressive and compelling platform that includes top-tier wealth management firms across the country,” said Charles Gofen, a Gofen Principal. “We look forward to collaborating with our new colleagues and are confident that the sharing of knowledge and expertise will greatly benefit our practice and our clients.”

Gofen will be CI’s third Chicago-based RIA acquisition and will substantially increase CI’s presence in the broader Midwest as well. With the closing of this and other recently announced transactions, CI’s assets in its U.S. wealth management business are expected to reach approximately US$95 billion (C$121 billion), while its total assets globally are anticipated to reach approximately US$271 billion (C$344 billion).

This transaction is expected to close later this quarter, subject to regulatory and other customary closing conditions. Cambridge International Partners LLC served as advisors to Gofen and legal advice was provided by Katz Teller. CI was advised by Hogan Lovells US LLP. Financial terms were not disclosed.

All asset amounts are as at September 30, 2021.

About CI Financial
CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$320.4 billion (US$252.7 billion) in client assets as at September 30, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Budros, Ruhlin & Roe, Inc., Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

Barron's RIA rankings are intended to shine a spotlight on the nation’s best wealth managers and raise standards in the industry. Firms that wish to be ranked fill out a 102-question survey about their practice. Barron’s verifies that data and applies its rankings formula to the data to generate a ranking, based on assets, revenue and quality of practice. For more information, see Barron’s methodology. The CNBC FA 100 recognizes those advisory firms that best help clients navigate their financial lives. The methodology for the 2021 edition of CNBC’s annual FA 100 ranking of registered investment advisors was prepared in partnership with data provider AccuPoint Solutions. A variety of core data points from AccuPoint Solutions’ database of RIAs were analyzed, ranging from the firm’s compliance record and years in business to total accounts and assets under management. For more information, visit CNBC.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisitions of Gofen, R.H. Bluestein & Co. and McCutchen Group LLC will be completed and their asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com